# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Lionsgate Studios Corp., CIK 0002052959
CUSIP: 53626N102
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 250 HOWE STREET, 20TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6C 3R8
Date of event which requires filing of this statement: 01/26/2026
Filed by CIK 0001905374
Persons authorized to receive notices and communications: William Barratt, Liberty 77 Capital L.P., 2099 Pennsylvania Ave NW, Washington, District Of Columbia (DC), 20006, 202-984-7070

## Reporting persons
- Liberty 77 Capital L.P. (CIK 0001905374): type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,548,125; shared voting power 0; sole dispositive power 37,548,125; shared dispositive power 0; aggregate amount beneficially owned 37,548,125 (13% of the class)
- Liberty 77 Fund L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 8,136,437; shared voting power 0; sole dispositive power 8,136,437; shared dispositive power 0; aggregate amount beneficially owned 8,136,437 (2.8% of the class)
- Liberty 77 Fund International L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: other (OO); sole voting power 29,411,688; shared voting power 0; sole dispositive power 29,411,688; shared dispositive power 0; aggregate amount beneficially owned 29,411,688 (10.2% of the class)
- Liberty 77 Capital Partners L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,548,125; shared voting power 0; sole dispositive power 37,548,125; shared dispositive power 0; aggregate amount beneficially owned 37,548,125 (13% of the class)
- Liberty Capital L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,548,125; shared voting power 0; sole dispositive power 37,548,125; shared dispositive power 0; aggregate amount beneficially owned 37,548,125 (13% of the class)
- STM Partners LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 37,548,125; shared voting power 0; sole dispositive power 37,548,125; shared dispositive power 0; aggregate amount beneficially owned 37,548,125 (13% of the class)
- Steven T. Mnuchin: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 37,548,125; shared voting power 0; sole dispositive power 37,548,125; shared dispositive power 0; aggregate amount beneficially owned 37,548,125 (13% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: Lionsgate Studios Corp.
Address of issuer's principal executive offices: 250 HOWE STREET, 20TH FLOOR, VANCOUVER, British Columbia Canada (A1), V6C 3R8
Comment: This Amendment No. 2 amends and supplements the statement on Schedule 13D, dated May 12, 2025, as amended through the date hereof (as so amended, the "Schedule 13D"), and is being filed with the Securities and Exchange Commission by the "Reporting Persons" identified herein relating to the Common Shares (the "Common Shares"), of Lionsgate Studios Corp., a corporation existing under the laws of British Columbia (the "Issuer"), with its principal executive offices located at 250 Howe Street, 20th Floor, Vancouver, British Columbia, V6C 3R8, Canada and 2700 Colorado Avenue, Santa Monica, California 90404, United States.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed by each of:

(i) Liberty 77 Capital L.P. (the "Liberty Manager"), a Delaware limited partnership and investment manager of the Liberty Funds;

(ii) Liberty 77 Fund L.P., a Cayman Islands exempted limited partnership;

(iii) Liberty 77 Fund International L.P., a Cayman Islands exempted limited partnership (together with Liberty 77 Fund L.P., the "Liberty Funds");

(iv) Liberty 77 Capital Partners L.P. (the "Liberty Manager GP"), a Delaware limited partnership and the general partner of the Liberty Manager;

(v) Liberty Capital L.L.C., a Delaware limited liability company and the general partner of the Liberty Manager GP;

(vi) STM Partners LLC, a Delaware limited liability company which indirectly controls the Liberty Manager and the general partner of the Liberty Funds;

(vii) Steven T. Mnuchin ("Secretary Mnuchin"), an individual and citizen of the United States and president of STM Partners LLC,

each person or entity listed in clauses (i) - (vii), a "Reporting Person" and, collectively, the "Reporting Persons."
Residence or business address: The address of the principal place of business and principal office of the Reporting Persons is c/o Liberty 77 Capital L.P., 2099 Pennsylvania Avenue NW, Washington, D.C. 20006.
Present principal occupation or employment: See Item 2(a).
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: See Item 2(a).

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Liberty Funds received 27,056,800 Common Shares in connection with the plan of arrangement that resulted in the separation of the motion picture and television studio operations (the "LG Studios Business") of Lions Gate Entertainment Corp. ("LGEC") from LGEC's other businesses, including the STARZ-branded premium subscription platforms (the "Starz Business"). The Reporting Persons were previously direct or indirect beneficial owners of LGEC common shares. Subsequent to the separation, an aggregate of 10,491,325 Common Shares were acquired for aggregate consideration of approximately $68.0 million. The source of the purchase price for such Common Shares was capital available for investment from the Liberty Funds.

## Item 4. Purpose of Transaction
Purpose of transaction:
On January 26, 2026, the Liberty Manager and the Liberty Funds (each, a "Liberty Party," and together, the "Liberty Parties") entered into a Governance, Standstill and Voting Agreement (the "Standstill Agreement"), with the Issuer and MHR Fund Management LLC and affiliated funds (together, "MHR Fund Management").

The Standstill Agreement provides that the Issuer shall appoint Secretary Mnuchin as a Liberty Party designated director (the "New Liberty Director") to the Issuer's Board of Directors (the "Board"), which became effective as of January 26, 2026, and will include Secretary Mnuchin on its slate of director nominees at the next annual meeting of shareholders and any subsequent annual meetings of shareholders, so long as the Liberty Parties continue to beneficially own at least five percent (5%) of the Issuer's outstanding common shares and Secretary Mnuchin continues to satisfy all applicable nomination requirements under the Issuer's governance documents and applicable law.

The Standstill Agreement requires each of the Liberty Parties and MHR Fund Management to vote all of the Issuer's common shares owned by them (together with certain of their affiliates) in favor of each of the other's respective nominees to the Board, subject to certain exceptions set forth in the Standstill Agreement.

The Standstill Agreement further provides that, for the period beginning on the date of the agreement and continuing until the one-year anniversary of the date that any New Liberty Director that is appointed in accordance with the Standstill Agreement is not serving on the Board, none of the Liberty Parties and MHR Fund Management will, subject to permitted exceptions, engage in customary standstill actions, including increasing their ownership in the Issuer above 17.5%, making unsolicited proposals, launching proxy contests, forming groups, or otherwise participating in activities that could challenge or circumvent the Issuer's governance structure. The Standstill Agreement also includes customary limitations on derivative or hedging transactions, and prohibitions on certain coordinated actions, and provides for the automatic termination of these restrictions in certain circumstances, including the Issuer's entry into a definitive agreement for extraordinary transactions described in the Standstill Agreement.

The Standstill Agreement also provides the Liberty Parties with pre-emptive rights and registration rights, in each case, consistent with the rights included in that certain Investor Rights Agreement, dated as of May 6, 2025, by and among the Issuer, MHR Fund Management, Liberty Global Ventures Limited and Liberty Global Ltd. (collectively, "Liberty Global") and those certain Registration Rights Agreements with each of MHR Fund Management and Liberty Global, dated as of May 6, 2025, respectively, as well as certain "most favored nations" provisions to both the Liberty Parties and MHR Fund Management that terminate once the parties own fewer than 20,000,000 of the Issuer's common shares.

The summary of the Standstill Agreement set forth above is qualified in its entirety by reference to the complete terms and conditions of the Standstill Agreement, which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. As such, the Reporting Persons may, subject to the terms of the Standstill Agreement, increase or decrease their investment position in the open market or in privately negotiated transactions, including transactions directly with the Issuer, depending upon their evaluation of the Issuer's business, prospects, financial condition and results of operations, the market for the Common Shares or other securities, other opportunities available to the Reporting Persons, general economic conditions, stock market conditions and other factors. Depending upon the factors noted above and subject to the terms of the Standstill Agreement, the Reporting Persons may also decide to hold or dispose of all or part of their investments in the Common Shares or other securities of the Issuer and/or enter into derivative transactions with institutional counterparties with respect to the Issuer's securities, including the Common Shares. Any actions the Reporting Persons might undertake may be made at any time, and from time to time, without prior notice, and will be dependent upon their review of numerous factors, including but not limited to, an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments. Consistent with the Standstill Agreement, the Reporting Persons may engage in communications with, without limitation, one or more stockholders of the Issuer, management of the Issuer and/or one or more members of the Issuer's board of directors and may make suggestions or proposals concerning the Issuer's operations, prospects, business and financial strategies, strategic transactions, assets and liabilities, business and financing alternatives, the composition of the board of directors and such other matters as the Reporting Persons may deem relevant to their investment in the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
References to percentage ownership of the Common Shares in this Schedule 13D are based on 289,729,314 Common Shares outstanding as of November 3, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended September 30, 2025. The Reporting Persons may be deemed to constitute a "person" or "group" within the meaning of Section 13(d)(3) of the Act. Each Reporting Person disclaims beneficial ownership of the securities reported herein except to the extent of its or his pecuniary interest therein, and the filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group. By virtue of the fact that (i) the Common Shares reported herein are directly beneficially owned by the respective Liberty Funds, (ii) the Liberty Manager is the investment manager of the Liberty Funds, (iii) the Liberty Manager GP is the general partner of the Liberty Manager, (iv) Liberty Capital L.L.C. is the general partner of the Liberty Manager GP, (v) STM Partners LLC indirectly controls the Liberty Manager and the general partner of the Liberty Funds, and (vi) Secretary Mnuchin is the president of STM Partners LLC, the Reporting Persons may be deemed to have the power to vote and direct the disposition of the Common Shares owned of record by Liberty 77 Fund L.P. and Liberty 77 Fund International L.P. As a result, as of the date hereof, each of the Reporting Persons may be deemed to beneficially own the Common Shares indicated on row (11) on such Reporting Person's cover page included herein, or the approximate percentage of the aggregate amount of Common Shares indicated on row (13) on such Reporting Person's cover page included herein.

The beneficial ownership information set forth herein does not include any securities of the Issuer beneficially owned by MHR Fund Management and its related parties. Based on a Schedule 13D amendment filed with the Securities and Exchange Commission on January 27, 2026 by MHR Fund Management, MHR Fund Management and related parties beneficially own an aggregate of 37,920,093 Common Shares (approximately 13.1% of the total number of Common Shares outstanding). Each Reporting Person disclaims beneficial ownership of the securities beneficially owned by MHR Fund Management and its related parties. This Statement is not an admission or acknowledgment that the Reporting Persons constitute a "group" within the meaning of Section 13(d)(3) under the Act with any of MHR Fund Management and its related parties.
Number of shares as to which each person has sole or shared power to vote or dispose: Each of the Reporting Persons has the sole power to vote or direct the vote and the sole power to dispose or to direct the disposition of the Common Shares indicated on such Reporting Person's cover page included herein.
Transactions in the class effected during the past sixty days: Not applicable.
Other persons with the right to receive dividends or sale proceeds: Liberty 77 Capital GenPar L.P. is the general partner of each of the Liberty Funds, and as such, has the right to receive, and the right to direct the receipt of, dividends from or the proceeds from the sale of the securities that are reported in this Schedule 13D. Liberty 77 Capital UGP L.L.C. is the general partner of Liberty 77 Capital GenPar L.P. and STM Partners LLC is the managing member of Liberty 77 Capital UGP L.L.C.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The description of the Standstill Agreement in Item 4 above is incorporated by reference.

The Reporting Persons entered into a Joint Filing Agreement and Power of Attorney (the "Joint Filing Agreement"), pursuant to which they have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act. A copy of the Joint Filing Agreement and Power of Attorney is attached hereto as Exhibit 1.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1: Joint Filing Agreement and Power of Attorney (previously filed on May 12, 2025).
(https://www.sec.gov/Archives/edgar/data/1905374/000095014225001330/eh250624285_ex01.htm)

Exhibit 2: Governance, Standstill and Voting Agreement dated as of January 26, 2026, incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on January 26, 2026.
(https://www.sec.gov/Archives/edgar/data/2052959/000119312526021731/d101361dex101.htm)

## Signatures
- Liberty 77 Capital L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (01/27/2026)
- Liberty 77 Fund L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (01/27/2026)
- Liberty 77 Fund International L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Authorized Person (01/27/2026)
- Liberty 77 Capital Partners L.P.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (01/27/2026)
- Liberty Capital L.L.C.: /s/ Jesse M. Burwell, Jesse M. Burwell, Chief Financial Officer (01/27/2026)
- STM Partners LLC: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin, President (01/27/2026)
- Steven T. Mnuchin: /s/ Jesse M. Burwell, Jesse M. Burwell as attorney-in-fact for Steven T. Mnuchin (01/27/2026)